

Mail Stop 3561

January 22, 2010

Via U.S. Mail and Facsimile to (212) 809-1289

Ms. Jacinta Sit
President
Oxford Technologies, Inc.
80 Wall Street, Suite 818
New York, NY 10005

> **Re:** **Oxford Technologies, Inc.**
> **Form 10-K/A (No. 2) for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q/A (No. 1) for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 27, 2009**
> **Response Letter Dated November 25, 2009**
> **File No. 0-49854**

Dear Ms. Sit:

We have reviewed your filings and response and have the following comments. In our comments we ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that you are required to include an explanatory note at the beginning of amended annual and periodic Exchange Act reports that discusses the reasons for the amendment. Please confirm that you will include an explanatory note in any such future amendments.

Form 10-K/A (No. 2) for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis or Plan of Operation, page 13

Rental Income and Economic Development Grant, page 15

2.   Please tell us whether you have received the $322,000 payable under part (ii) (i.e. not the $392,000 paid in September 2006, as disclosed in your MD&A). If you have received the $322,000 payable under part (ii), tell us the date it was received, and where it was recorded and disclosed in your previous Exchange Act filings. If you have not received the $322,000 payable under part (ii), tell us why you believe there are no conditions whereby the grant needs to be repaid. In that regard, tell us how you considered your MD&A disclosure that the Welsh Assembly government may require the grant to be repaid under the listed circumstances for a period starting with *the final payment of the grant and ending either 18 months later*, or 5 years after the first payment of grant *whichever is longer*.

3.   We note in your response to comment 15(d) in our letter dated July 1, 2009 that after five years from when the grant was received there are no conditions whereby the grant needs to be repaid, and since the grant was received in 2001 the five years timeframe has now passed. Please explain to us why you continue to provide disclosure in your Exchange Act filings (including the amendments filed on November 27, 2009) of the circumstances under which the Welsh Assembly government may require the grant to be repaid under, as this disclosure conflicts with your responses to us. If amounts are no longer required to be repaid, revise your disclosure in future filings to specifically state that the Welsh Assembly government may no longer require the grant to be repaid under any circumstance. Alternatively, explain to us why you do not believe that such disclosure is necessary.

Item 9A. Controls and Procedures, page 20

(a) Evaluation of disclosure controls and procedures, page 20

4.   We note your conclusion that disclosure controls and procedures ("DC&P") were effective, as of December 31, 2008 and March 31, 2009 in your Form 10-K/A (No. 2) and Form 10-Q/A (No. 2), respectively, filed on November 27, 2009. We further note your conclusion that DC&P were ineffective, as of December 31, 2008 and March 31, 2009 in your Form 10-K/A (No. 1) and Form 10-Q/A (No. 1), respectively, filed on September 10, 2009. Please explain to us why your effectiveness conclusions changed, and tell us the factors you considered and highlight for us those factors that support your revised conclusions that DC&P were effective.

Form 10-Q/A (No. 1) for the Quarter Ended September 30, 2009

Item 2. Management's Discussion and Analysis or Plan of Operations, page 8

Results of Operations, page 9

Three month periods ending September 30, 2009 and 2008, page 9

Cost of Sales, page 10

5.   We note in your response to comment 16 in our letter dated October 20, 2009 that
        a number of products were costing more than they were originally at the time the
        selling price was quoted to the customer, and that Axiom Manufacturing Services
        Limited absorbed the increased cost instead of passing it onto the customer. In
        addition, you state that this was an oversight on the part of Axiom Manufacturing
        Services Limited which is in the process of being rectified. Please further explain
        to us how you intend to rectify this issue. Also tell us the volume of products you
        sold below margin and quantify for us the amount sold below margin during the
        nine months ending September 30, 2009.

6.   We further note that the cost of sales as a percentage of sales, for the three month
        period ending September 30, 2009, has increased to 103% for the same reasons
        discussed in your response to comment 16 in our letter dated October 20, 2009.
        Notwithstanding that this was an oversight and is in the process of being rectified,
        tell us how you considered the sale of products at below cost in your
        determination of market values in connection with your valuation of inventories at
        the lower of cost of market at your September 30, 2009 balance sheet date. Refer
        to Chapter 4 of ARB 43 for additional guidance on inventory pricing, and the
        requirement to depart from the cost basis of pricing inventory when the utility of
        goods is no longer as great as its cost.

                                    *   *   *   *

Closing Comments

        As appropriate, please respond to the comment within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter that keys your
response to our comment and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your response to our comment.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services